UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2003

Commission File Number _______________

CREO INC.
(Registrant’s name)

3700 Gilmore Way
Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   [   ]               Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]               No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2003

CREO INC.

By:	/s/ MARK DANCE

Name: Mark Dance
Title: Chief Financial Officer and Chief Operating Officer

CREO INC.

NOTICE OF ANNUAL GENERAL & SPECIAL MEETING

Wednesday February 19, 2003

The annual general and special meeting (the “Meeting”) of the shareholders of Creo Inc. (“Creo” or the “Company”) will be held at the Metropolitan Hotel Vancouver, 645 Howe Street, Vancouver, British Columbia on Wednesday, February 19, 2003 at 1:30 p.m. (Vancouver time) for the following purposes:

1.	to receive and consider the annual report to shareholders of Creo;

2.	to receive and consider the consolidated financial statements for the year ended September 30, 2002 and the auditors’ report thereon;

3.	to elect directors of Creo for the ensuing year;

4.	to appoint KPMG LLP, Chartered Accountants, as Creo’s auditor and to authorize the directors to fix their remuneration;

5.	to approve by special resolution an amendment to the Articles of Incorporation;

6.	to approve new By-laws for the Company;

7.	to approve the Shareholder Rights Plan; and

8.	to transact such other business as may properly be brought before the Meeting.

A holder of common shares of record at the close of business on Friday, January 10, 2003 will be entitled to vote at the Meeting. All shareholders are cordially invited to attend the Meeting. Shareholders who are unable to attend the Meeting in person are urged to complete, date and sign the enclosed form of proxy and return it to the Company’s transfer agent in the enclosed envelope. To be effective, the completed form of proxy must be delivered to Computershare Trust Company of Canada at its office at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 before February 19, 2003. The return of the form of proxy will not affect your right to vote in person if you attend the Meeting.

The Company’s annual report and the financial statements for the year ended September 30, 2002, together with the report of the auditors thereon, the management information circular, the form of proxy and the supplemental mailing card accompany this notice. The management information circular is deemed to form part of this notice.

By Order of the Board of Directors

Paul Kacir

Corporate Secretary

January 10, 2003

GENERAL PROXY INFORMATION	1
Who Can Vote	1
How You Can Vote	1
Solicitation of Proxies	1
Appointment and Revocation of Proxies	1
Exercise of Discretion	2
MATTERS TO BE ACTED ON AT THE MEETING	2
Election of Directors	2
Compensation of Directors	5
Board of Directors Meetings Held and Attendance of Directors	6
Appointment of Auditor	6
Amendment to Articles of Incorporation	6
Adopting New By-Laws	6
Shareholder Rights Plan	7
Background	7
Summary	8
Recommendation of the Board	10
STOCK OPTION PLAN	10
Option Plan Overview	10
Grants in Last Fiscal Year	11
Peer Review Grant	11
Compensation Adjustment	11
Exchange Program	11
New Hires	11
Summary of Option Grants in Fiscal 2002	12
EXECUTIVE COMPENSATION	12
Report on Executive Compensation	14
Compensation Philosophy	14
Base Salary	15
Stock Options	15
Performance Graphs	16
CORPORATE GOVERNANCE	17
Statement on Corporate Governance Practices	17
Mandate of the Board and the Board’s Expectations for Management	17
Composition of the Board	17
Board Committees	18
Auditor Independence	19
Code of Conduct	19
Indemnification of Directors and Officers and Insurance	19
Shareholder Feedback	19
EXCHANGE RATE INFORMATION	20
FINANCIAL STATEMENTS	20
OTHER BUSINESS	20
GENERAL	20

SCHEDULE “A” — RESOLUTION AMENDING ARTICLES OF INCORPORATION
SCHEDULE “B” — RESOLUTION ADOPTING NEW BY-LAWS
SCHEDULE “C” — RESOLUTION APPROVING SHAREHOLDER RIGHTS PLAN
SCHEDULE “D” — TORONTO STOCK EXCHANGE CORPORATE GOVERNANCE GUIDELINES
SCHEDULE “E” — BOARD OF DIRECTORS, AUDIT COMMITTEE & CNG COMMITTEE CHARTERS
SCHEDULE “F” — CODE OF CONDUCT & DISCLOSURE POLICY

SIGNATURE
GENERAL PROXY INFORMATION
Who Can Vote
How You Can Vote
Solicitation of Proxies
Appointment and Revocation of Proxies
Exercise of Discretion
MATTERS TO BE ACTED ON
Election of Directors
Appointment of Auditor
Amendment to Articles of Incorporation
Adopting New By-Laws
Shareholder Rights Plan
STOCK OPTION PLAN
Option Plan Overview
Grants in Last Fiscal Year
EXECUTIVE COMPENSATION
Summary Compensation Table
Option Grants in 2002 Fiscal Year to Named Executive Officers
Aggregated Options Exercised During 2002 Fiscal Year and Fiscal Year-End Option Values
Report on Executive Compensation
Performance Graphs
CORPORATE GOVERNANCE
Statement on Corporate Governance Practices
Mandate of the Board and the Board’s Expectations for Management
Composition of the Board
Auditor Independence
Code of Conduct
Indemnification of Directors and Officers and Insurance
Shareholder Feedback
EXCHANGE RATE INFORMATION
FINANCIAL STATEMENTS
OTHER BUSINESS
GENERAL
SCHEDULE “A” — RESOLUTION AMENDING ARTICLES OF INCORPORATION
SCHEDULE “B” — RESOLUTION ADOPTING NEW BY-LAWS
SCHEDULE “C” — RESOLUTION APPROVING SHAREHOLDER RIGHTS PLAN
SCHEDULE “D” — TORONTO STOCK EXCHANGE CORPORATE GOVERNANCE GUIDELINES
SCHEDULE “E” — BOARD OF DIRECTORS, AUDIT COMMITTEE, AND CNG COMMITTEE CHARTERS
SCHEDULE “F” — CODE OF CONDUCT AND DISCLOSURE POLICY

CREO INC.

MANAGEMENT INFORMATION CIRCULAR

This management information circular accompanies the Notice of Annual General and Special Meeting (the “Notice of Meeting”) of the holders of the common shares of Creo Inc. (“Creo” or the “Company”) to be held at the Metropolitan Hotel Vancouver, 645 Howe Street, Vancouver, British Columbia on Wednesday, February 19, 2003 at 1:30 p.m. (Vancouver time) and any adjournments (the “Meeting”). Except where otherwise indicated, the information contained in this circular is given as of the record date of January 10, 2003 (the “Record Date”).

GENERAL PROXY INFORMATION

Who Can Vote

Recorded holders of common shares of Creo on the Record Date can vote at the annual meeting. Each common share has the right to one vote.

As at January 10, 2003, Creo’s issued and outstanding capital consisted of 49,793,978 common shares. To the knowledge of our directors and officers, as of January 10, 2003, no person or corporation beneficially owned, directly or indirectly, or exercises control or direction over, shares carrying more that 10% of the voting rights attached to our outstanding shares other than:

•	Scitex Corporation Ltd. (“Scitex”), of Tel Aviv, Israel, which held 6,250,000 common shares, or 12.55 % of those outstanding on the Record Date. Scitex is a party to a Standstill Agreement with Creo pursuant to which it has agreed, among other things, that for a period of five years from April 4, 2000 it will not vote against the election of Creo’s nominees for election as directors, and that if it votes on an election of directors it will do so in the same way in respect of all nominees proposed for election by our board of directors.

A majority of the votes cast, in person or by proxy, is required for approval of each of the matters to be voted on at the Meeting, except for the proposed amendment to the Articles of Incorporation which requires approval by a special resolution of shareholders. A special resolution is a resolution approved by more than two-thirds of the votes cast by shareholders represented at the Meeting.

How You Can Vote

If you are a registered shareholder, you may vote your common shares either by attending the Meeting in person or, if you do not plan to attend the Meeting, by completing the form of proxy and following the delivery instructions contained in it and in this management information circular. If you are an unregistered shareholder (your common shares are held in “street name” because they are registered in the name of a stockbroker or financial intermediary), you must follow special procedures if you wish to vote at the Meeting:

•	To vote in person - insert your name in the space provided in the proxy for the appointment of a person, other than the persons named in the proxy, as proxy holder; or

•	If you do not plan to attend the Meeting - vote by proxy by following the instructions included in the proxy provided to you by your stockbroker or financial intermediary.

In either case, make sure that you deliver your proxy in the manner described in this management information circular or as instructed by your stockbroker or financial intermediary. If you are an unregistered shareholder and do not follow these special procedures, you will not be entitled to vote at the Meeting.

Solicitation of Proxies

While most proxies will be solicited by mail only, some shareholders may also be contacted by our directors, officers or employees by telephone, facsimile or other similar means of communication. We will pay all costs of soliciting proxies.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are Amos Michelson, our chief executive officer, and alternatively Mark Dance, our chief financial officer and chief operating officer. You may also appoint some other person (who need not be a shareholder of Creo) to represent you at the Meeting either by inserting the other person’s name in the blank space provided in the form of proxy or by completing another suitable form of proxy. Persons signing as executors, administrators, or trustees should so indicate. A proxy will not be valid unless the completed form of proxy is delivered to Computershare Trust Company of Canada (“Computershare Trust”) by mail or by hand at its office at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

You can revoke your proxy by:

•	providing a written notice of revocation to Computershare Trust before 1:30 p.m. (Vancouver time) on February 18, 2003;
•	providing a written notice of revocation to us at our registered office, which is located at the offices of Getz Prince Wells, 1810-1111 West Georgia Street, Vancouver, British Columbia, V6E 4M3, before the end of business on February 18, 2003;
•	advising the Scrutineers appointed for the Meeting that you are voting in person at the Meeting; or
•	any other manner provided by law.

Your revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Exercise of Discretion

The nominees named in the accompanying form of proxy will vote or withhold from voting the shares represented by the proxy in accordance with your instructions. The form of proxy grants the nominees the discretion to vote on:

•	each matter or group of matters identified in the proxy where you do not specify how you want to vote;
•	any amendment to or variation of any matter identified in the proxy; and
•	any other matter that properly comes before the Meeting.

If you do not specify a choice in your proxy, your shares will be voted for the approval of all matters described in this management information circular to be voted on at the Meeting. As of the date of this circular, we know of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee named in the form of proxy intends to vote in accordance with the nominee’s best judgment.

MATTERS TO BE ACTED ON

Election of Directors

Each of the proposed nominees for election has been nominated by Creo management to serve as a director of Creo until the next annual meeting. The current board consists of eight (8) directors. The board has set the number of directors to be elected at the meeting at nine (9) directors.

The Compensation, Nominating and Corporate Governance Committee (the “CNG Committee”) reviews annually the qualifications of persons proposed for election to the board and submits its recommendations to the board for consideration. The persons proposed for nomination are, in the opinion of the board and in the opinion of management, well qualified to act as directors for the ensuing year. Each nominee has established his eligibility and willingness to serve as a director if elected.

One of those persons nominated, Mr. Yeoshua Agassi, has been designated by Scitex pursuant to the provisions of the Asset Purchase Agreement dated January 17, 2000 to which Creo and Scitex are parties (the “Asset Purchase Agreement”), in which we agreed that, for so long as Scitex owns less than 15% but more than 7.5% of Creo’s outstanding common shares, Scitex could designate one person to serve on the board.

Director Nominees are:

Yeoshua Agassi

Director since:	2001

Committee membership[1]:	Compensation, Nominating and Corporate Governance

Principal occupation:	Chief Executive Officer, Scitex Corporation Ltd.

Biography:	Since 2001, Mr. Agassi has served as executive vice president of Clal Industries and Investments Ltd., an investment and holding company. In parallel, since September 2001, Mr. Agassi has served as CEO and president of Scitex Corporation Ltd. During 2000, Mr. Agassi served as the general manager of Leumicard Ltd., an Israeli credit card provider. From 1993 until 1998, Mr. Agassi served as the general manager of Israeli Direct Insurance Company, a direct insurer located in Tel Aviv, which he co-founded in 1993. Mr. Agassi has earned an MBA in Marketing from Bar Ilan University, as well as a B.A. in Economics from Tel Aviv University. Mr. Agassi is a member of the board of directors of Scitex Vision Ltd., Scitex Digital Printing, Inc., Fundtech Ltd., Aprion Digital Ltd., PowerDsine Ltd., ViryaNet Ltd., LIBI Technologies Ltd., Y. Agassi Management Ltd., and Jemtex Ink Jet Printing Ltd.

Number of shares held[2]:	6,250,000

Number of options held:	NIL

Residence:	Kiryat Ono, Israel

Douglas A. Brengel

Director since:	2000

Committee membership[1]:	Audit (Chair)

Principal occupation:	Senior Managing Director, West Coast Technology Group, Salomon Smith Barney, Inc.

Biography:	Mr. Brengel joined Salomon Brothers’ Chicago office in 1977, and was named a managing director in 1987, and relocated to Los Angeles in July of 1987. Mr. Brengel specializes in investment banking to the semiconductor, information storage and data processing equipment sectors of the technology market. Mr. Brengel received a B.A. degree in Economics from Lawrence University, Wisconsin in 1972 and a M.B.A. from the University of Michigan in 1974.

Number of shares held[2]:	1,000

Number of options held:	26,773

Residence:	San Marino, California

Mark Dance

Director since:	2001

Committee membership[1]:	None

Principal occupation:	Chief Financial Officer and Chief Operating Officer of Creo

Biography:	Mr. Dance assumed the role of chief financial officer in May 2002 and the role of chief operating officer of Creo in February 2002. He has also served as a director of the Company since February 2001. Previously Mr. Dance had been president and chief operating officer of the graphic arts operating division, since its formation in April 2000. He joined Creo in 1994 and in 1997 was appointed vice president, operations. In 1998, he was appointed chief operating officer of Creo, where he oversaw the operations, the growth of the Company and the joint venture between Creo and Heidelberger Druckmaschinen AG. Mr. Dance holds a B.A.Sc. in mechanical engineering from the University of British Columbia.

Number of shares held[2]:	16,300

Number of options held:	117,310

Residence:	Vancouver, British Columbia

Norman B. Francis

Director since:	2000

Committee membership[1]:	Audit

Principal occupation:	Corporate Director

Biography:	Mr. Francis is the chairman of the board of Pivotal Corporation, where he also served as president and chief executive officer from 1991 to August 2001. He received his B.Sc. in computer science from the University of British Columbia and is a Canadian Chartered Accountant.

Number of shares held[2]:	NIL

Number of options held:	28,711

Residence:	West Vancouver, British Columbia

John S. McFarlane

Director since:	New nominee

Committee membership[1]:	None

Principal occupation:	Corporate Director

Biography:	Mr. McFarlane has over 20 years of global experience in the high technology industry, in Canada, the United States, and Europe, covering networking, telecommunications, computing and software. From March 2001 to April 2002, Mr. McFarlane was president and chief executive officer of Nexsi Systems, a provider of high-performance internet security and traffic management systems. He served as executive vice president and president, network service providers at Sun Microsystems from July 1999 to March 2001, and served as president, solaris software at Sun from April 1998 to July 1999. Mr. McFarlane was vice president, solaris and network software at Sun from December 1997 to April 1998 and vice president, network software group at Sun Microsystems from May 1997 to December 1997. He spent over 17 years at Northern Telecom and Bell Northern Research, and was vice president, engineering and technology, broadband networks at Northern Telecom from 1995 to 1997. Mr. McFarlane also serves as a director of two public companies: Pitney Bowes Inc., a $U.S. 4.1 billion global provider of integrated mail and document management solutions, and Resonate Inc., an Internet Service Management software company. Mr. McFarlane holds a B.Sc. and an M.B.A. from the University of Toronto.

Number of shares held[2]:	2,000

Number of options held:	NIL

Residence:	Saratoga, California

Amos Michelson

Director since:	1992

Committee membership[1]:	None

Principal occupation:	Chief Executive Officer of Creo

Biography:	Mr. Michelson has served as chief executive officer of Creo since June 1995. He has also served as a director of the Company since March 1992, and managing director from 1995 to 1996. Mr. Michelson joined the company in 1991 and served as vice president, business strategy, until his appointment as CEO. Prior to joining Creo, he was the CEO of Opal Inc., a semi-conductor equipment company, for seven months and prior to this Mr. Michelson held various positions with Optrotech Ltd., an Israeli developer and manufacturer of optical and imaging systems for the printed circuit board industry, most recently as its chief operating officer. He received his B.Sc. in electrical engineering from the Technion in Israel and his M.B.A. from Stanford University. He is chairman of the board of Printcafe Software, Inc.

Number of shares held[2]:	1,846,658

Number of options held:	251,996

Residence:	Vancouver, British Columbia

Kenneth A. Spencer

Director since:	1985

Committee membership[1]:	Compensation, Nominating and Corporate Governance (Chair)

Principal occupation:	Corporate Director

Biography:	Mr. Spencer is the retired CEO and co-founder of Creo. Mr. Spencer retired in 1995 and now spends some of his time mentoring other CEO’s and serving on boards. He is on the board of Creo, and is chair of the board of Science World and CityXpress Corp. He was chair of the board of Spectrum Signal Processing from 1997 to 2002. Mr. Spencer has a B.Sc. and a Ph.D. from University of British Columbia, an M.B.A. and an Honorary Doctorate from Simon Fraser University.

Number of shares held[2]:	1,093,094

Number of options held:	26,565

Residence:	Vancouver, British Columbia

Morgan Sturdy

Director since:	2001

Committee membership[1]:	Compensation, Nominating and Corporate Governance

Principal occupation:	Corporate Director

Biography:	Mr. Sturdy was the president of Dees Communications Engineering, a call centre solutions provider, from 1985 until its acquisition by NICE Systems in 1997. From 1997 to 1998 he served at president of Nice Systems Canada, and from 1998 to 2000, he served as the executive vice president and chief operating officer of NICE Systems North America, a global provider of computer telephony solutions.

Mr. Sturdy currently serves as a director of a variety of local private and public technology companies, including Wavemakers Inc., Voice Mobility International, Ignition Point, Idelix Software and TIR Systems. He is also a director of Discovery Parks Incorporated and is involved in the local community working with not-for-profit organizations. Mr. Sturdy graduated from Simon Fraser University with a Bachelor in Business Administration.

Number of shares held[2]:	10,000

Number of options held:	25,804

Residence:	West Vancouver, British Columbia

Charles E. Young

Director since:	1999

Committee membership[1]:	Audit and Compensation, Nominating and Corporate Governance, also Chair of the Board of Directors

Principal occupation:	President and Chief Executive Officer, Marin Investments Ltd.

Biography:	Mr. Young is president and CEO of Marin Investments Limited, a private and closely held investment/holding company. During his tenure he has served as a director and/or officer of many of the invested companies, such as CEO and director of Whistler Mountain Ski Corporation from 1988 to 1997. Mr. Young has attended executive programs at Harvard Business School and Stanford University. He currently sits on a number of other private company boards as well as the International Dyslexia Board of British Columbia.

Number of shares held[2]:	1,104,900

Number of options held:	34,633

Residence:	West Vancouver, British Columbia

[1] The board has two committees: the Audit Committee and the Compensation, Nominating and Corporate Governance Committee (the “CNG Committee”).

[2] “Number of shares” refers to the number of common shares beneficially owned or over which control or direction is exercised. This information, not being within the knowledge of Creo, has been furnished by each of the nominees. As used in this table, “beneficial ownership” means sole or shared power to vote or direct the voting of the common shares, or the sole or shared power to dispose, or direct a disposition, of the common shares. A person who has a right to acquire a common share within 60 days of January 10, 2003 has “beneficial ownership” of that common share.

Compensation of Directors

The management related directors (Messrs. Michelson and Dance) and the non-independent director (Mr. Agassi) were not paid any compensation for being a director of the Company. The independent directors (being Messrs. Brengel, Francis, Spencer, Sturdy and Young) were granted 120,207 options in aggregate in the fiscal year and each independent director was paid an annual stipend of $15,000 and the chair of the board was paid an additional fee of $15,000 for serving as such. There were no fees paid or compensation awarded for attending meetings or participating in committees of the board since the Company believes these are the regular duties of the board members.

Shareholdings of Board Members as at January 10, 2003

•	Total number of common shares held by all directors: 10,323,952

•	Total number of common shares held by all non-employee directors: 8,460,994

•	Total value of common shares held by all directors: $90,128,100

•	Total value of common shares held by all non-employee directors: $73,864,477

Board of Directors Meetings Held and Attendance of Directors

The information presented below reflects board of directors meetings held and attendance of directors for the calendar year ended December 31, 2002.

Summary of Board Meetings Held

Board of Directors	9
Audit Committee	6
Compensation, Nominating and Corporate Governance Committee	3

Summary of Attendance of Directors

Director	Board meetings attended	Committee meetings attended

Yeoshua Agassi	7 of 9	2 of 3
Douglas A. Brengel	8 of 9	5 of 6
Mark Dance	9 of 9	N/A
Norman B. Francis	7 of 9	6 of 6
John S. McFarlane	New nominee	N/A
Amos Michelson	8 of 9	N/A
Kenneth A. Spencer	8 of 9	3 of 3
Morgan Sturdy	9 of 9	3 of 3
Charles E. Young	9 of 9	9 of 9

Appointment of Auditor

KPMG LLP, Chartered Accountants, will be nominated at the Meeting as Creo’s auditor, to hold office until the close of the next annual meeting of shareholders at remuneration to be fixed by the board of directors. KPMG LLP has been Creo’s auditor since June 1998. Prior to June 1998, Creo’s auditor was Price Waterhouse, Chartered Accountants (now PricewaterhouseCoopers LLP).

Amendment to Articles of Incorporation

Under a recent amendment to the Canada Business Corporations Act, we are permitted to include a provision in our Articles allowing directors to appoint additional directors between annual shareholder meetings, up to a maximum of one-third of the number of directors elected by the shareholders at the previous annual meeting. Prior to the amendment to the Act, an increase in the number of directors between annual meetings could only be accomplished by convening a special meeting of shareholders and incurring the expenses associated with such a meeting.

If passed, the special resolution set out as Schedule “A” to this circular will give our board of directors the authority to take advantage of the amendment to the Act by adding to its membership when circumstances warrant this, without the inconvenience and cost associated with the convening of a special meeting of shareholders for the purpose. A special resolution requires the approval of two-thirds of the votes cast at the Meeting. While our board of directors has no present intention to appoint any such additional directors, we consider it to be prudent to amend the Articles to permit this to be done should the need arise. The board of directors recommends that you vote in favor of the special resolution amending the Articles set out in Schedule “A.”

Adopting New By-Laws

On November 13, 2002 the board of directors adopted By-law 3, which repealed our existing By-laws 1 (the general by-law) and 2 (the borrowing by-law). By-law 3 became effective on November 13, 2002, but its continuing effectiveness depends upon it being approved by the shareholders. Shareholders will accordingly be asked to approve an ordinary resolution confirming By-law 3.

By-laws 1 and 2 were originally adopted at our inception in 1985 and, except in some relatively minor respects have remained essentially unchanged since that time. In 2001 the Canada Business Corporations Act, which is our governing statute, was amended. The principal objectives of the amendments are;

(i)	to bring the Act into line with other corporate statutes in Canada and the United States; and

(ii)	to allow corporations greater flexibility in taking advantage of current and emerging technologies for various purposes, including communicating with shareholders and holding meetings of directors.

As a result of the amendments, the board of directors undertook a review of our existing by-laws and decided that we should amend them to bring them into line with the amended Act, eliminate provisions that are duplicated in the Act and simplify the language and drafting.

The complete text of By-law 3 may be obtained by contacting Investor Relations, Creo Inc. 3700 Gilmore Way, Burnaby, British Columbia, Canada, V5G 4M1; telephone (604) 451-2700, e-mail IR@creo.com, or view the document on the internet at www.creo.com/governance. The following are among the more significant amendments to our existing by-laws and the new By-law 3:

(i)	the number of Creo directors who must be resident Canadians has been reduced from a majority to 25%. This reflects the reality that we operate in a global market place and permits us to search broadly for qualified directors;

(ii)	the quorum requirement for meetings of shareholders has been changed so that there must now be shareholders holding at least one-third of the outstanding shares present at a shareholders’ meeting in person or by proxy, rather than 20% as was previously the case. This change has been made to bring us into compliance with contemporary corporate governance standards and the requirements of the NASDAQ Stock Market;

(iii)	it will now be possible (although not required) for us to communicate with our shareholders electronically in certain circumstances and to develop procedures for meetings of shareholders and directors to be held and voting to be conducted making use of electronic and other communications technologies; and

(iv)	we may now indemnify persons who act at the Company’s request as a director or officer of any other entity, whether or not Creo is a shareholder or creditor of that entity. Prior to the amendments to the Act, indemnification of directors and officers of another entity was only permitted if they were acting at Creo’s request and the Company is or was a shareholder or creditor of the other entity. The amended Act permits a corporation to indemnify a director or officer in respect of costs incurred in connection with an investigative proceeding and to advance funds to directors and officers in respect of costs incurred by them in respect of an indemnified matter. The requirement that a corporation can only indemnify a director or officer who (i) acted honestly and in good faith with a view to the best interests of the corporation and (ii) in the case of a criminal or administrative proceeding that is enforced by a monetary penalty, if the director or officer had reasonable grounds for believing that his or her conduct was lawful, is unchanged. By-law 3 permits indemnification and the advance of funds to the extent permitted under the amended Act.

Our new by-laws have been approved by our board of directors. The new by-laws must also be approved by a majority vote of the shares voted at the Meeting. The board of directors recommends that you vote in favor of the resolution adopting the new by-laws set out in Schedule “B.”

Shareholder Rights Plan

On November 13, 2002 the board of directors implemented a Shareholder Rights Plan (the “Rights Plan”) under the Shareholder Rights Plan Agreement between the Company and Computershare Trust, as Rights Agent (the “Rights Agent”). The Rights Plan was announced in a press release issued on November 14, 2002 and further described in a material change report filed with SEDAR on November 18, 2002 and EDGAR on November 26, 2002.

For the Rights Plan to continue in effect after the Meeting, it must be confirmed by our shareholders. Accordingly, we will ask shareholders at the Meeting to approve a resolution confirming the Rights Plan. The text for the resolution is outlined in Schedule “C” of this circular (the “Rights Plan Resolution”). If the Rights Plan Resolution is not passed by our shareholders, the Rights Plan will terminate.

Background

The primary objective of the Rights Plan is to provide the board with sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made for the Company and to provide all of our shareholders with an equal opportunity to participate in such a bid. The Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Rights Plan), which requires the takeover bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the board.

In adopting the Rights Plan, our board of directors considered the legislative framework in Canada governing takeover bids. Under provincial securities legislation, a takeover bid generally means an offer to acquire voting or equity shares of a person or persons, where the shares subject to the offer to acquire, together with shares already owned by the bidder and certain related parties thereto, aggregate 20% or more of the outstanding shares of a corporation.

The existing legislative framework for takeover bids in Canada would raise the following concerns for Creo shareholders:

(a) Time

Current legislation permits a takeover bid to expire 35 days after it is initiated. The Creo board does not consider that this is sufficient time to permit Creo shareholders to consider a takeover bid and make a reasoned and unhurried decision or for other more favorable alternatives to be explored and developed.

(b) Pressure to Tender

A shareholder may feel compelled to tender to a takeover bid which the shareholder considers to be inadequate out of a concern that in failing to do so, the shareholder may be left with illiquid or minority discounted common shares. This is particularly so in the case of a partial takeover bid for less than all of the common shares, where the bidder wishes to obtain a control position but does not wish to acquire all of the common shares. The Rights Plan provides the Creo shareholder with a tender approval mechanism, which is intended to ensure that you can separate the decision to tender from the approval or disapproval of a particular takeover bid.

(c) Unequal Treatment

While existing Canadian provincial securities legislation has substantially addressed many concerns in this regard, there remains the possibility that control of the Company may be acquired pursuant to a private agreement in which one or a small group of shareholders dispose of common shares at a premium to market price which premium is not shared with the other shareholders. In addition, a person may slowly accumulate common shares through stock exchange acquisitions, which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders.

Summary

The following is a summary of the principal terms of the Rights Plan, which is qualified in its entirety by reference to the text of the Rights Plan. A shareholder, or any other interested party, may obtain a copy of the Rights Plan by contacting Investor Relations, Creo Inc. 3700 Gilmore Way, Burnaby, British Columbia Canada, V5G 4M1; telephone (604) 451-2700, e-mail IR@creo.com, or view the document on the internet at www.creo.com/governance.

Effective Date

The effective date of the Rights Plan is November 13, 2002 (the “Effective Date”).

Term

The Rights Plan has a term of ten (10) years subject to shareholder ratification every three (3) years. It is proposed that the Rights Plan be approved and extended to the close of business on the date of our 2006 annual meeting.

Shareholder Approval

For the Rights Plan to remain in effect following the Meeting, the Rights Plan Resolution must be approved by a majority vote of the votes cast by Creo shareholders at the Meeting.

Issue of Rights

To implement the Rights Plan, the board authorized the issuance, effective one minute after November 13, 2002 (the “Record Time”), of one right (a “Right”) in respect of each outstanding common share to holders of record at the Record Time.

The board also authorized the issue of one Right in respect of each common share issued after the Record Time and prior to the Separation Time (as defined below). We have entered into the Agreement dated as of November 13, 2002 with Computershare Trust, as Rights Agent, which provides for the exercise of the Rights, the issue of certificates evidencing the Rights and other related matters.

Exercise of Rights

The Rights are not exercisable initially and certificates representing them will not be sent to Creo shareholders. Until the Separation Time (as defined below), the Rights will be transferred with the associated common shares. Subject to certain exceptions, the Rights will separate from the common shares and become exercisable eight trading days after the earlier of the first public announcement of the acquisition of beneficial ownership of more than 20% of Creo’s common shares by any person or the commencement of or announcement of a person’s intention to commence a takeover bid other than a Permitted Bid (as defined below) which would result in such person acquiring more than 20% of Creo’s common shares, or such later time as the board may determine (in any such case, the

“Separation Time”). After the Separation Time, but prior to the occurrence of a Flip-in Event, each Right may be exercised to purchase one common share of Creo at the stipulated exercise price.

Certificates for common shares issued after the Record Time will bear a legend incorporating the Agreement by reference. As soon as is practicable following the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to our holders of record of shares as of the Separation Time and the Rights Certificates alone will evidence the Rights. The Rights expire on the tenth anniversary of the Rights Plan (the “Expiration Date”) unless earlier redeemed or exchanged by us. The Rights Plan must, however, be reconfirmed by our shareholders at the Creo annual meetings to be held in 2006 and 2009. The exercise price payable and the number of securities issuable upon the exercise of the Rights are subject to adjustment from time to time to prevent dilution upon the occurrence of certain corporate events affecting the common shares.

The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the common shares, our reported earnings per share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Lock-Up Agreements

A bidder may enter into lock-up agreements with the Company’s shareholders whereby such shareholders agree to tender their common shares of the Company to the takeover bid (the “Subject Bid”) without a Flip-in Event (as referred to above) occurring. Any such agreement must;

(i) permit the shareholder to withdraw the common shares of the Company from the lock-up to tender to another bid or to support another transaction that in either case will provide greater value to the shareholder than the Subject Bid; or

(ii) permit the locked-up person to withdraw from the agreement in order to tender or deposit the common shares to another transaction or to support another transaction that contains an offering price that exceeds the value of the Subject Bid by as much or more than a specified amount as long as the agreement does not provide for a specified amount that exceeds 7% of the value of the Subject Bid. For purposes of clarity, an agreement may contain a right of first refusal or require a period of delay (or other similar limitation) to give an offeror an opportunity to match a higher price in another transaction as long as the shareholder can accept another bid or tender to another transaction.

Certificates and Transferability

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the common shares issued from and after the Effective Date and are not to be transferable separately from the common shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the common shares.

Permitted Bid Requirements

As with most of the rights plans that have been implemented in Canada, the Rights Plan includes a “Permitted Bid” provision pursuant to which a take-over bid will not trigger the Rights if it meets specified conditions.

The conditions for a Permitted Bid include the following:

(i) the bid must be made by take-over bid circular to all holders of Creo common shares;

(ii) the bid must be subject to an irrevocable condition that no shares shall be taken up or paid for prior to a date which is not less than 60 days after the date of the bid and only if more than 50% of the outstanding common shares held by our shareholders (“independent shareholders”) other than the offeror and its related parties have been tendered to the bid;

(iii) the bid must provide that common shares may be deposited at any time during the bid period and that any shares so deposited may be withdrawn at any time during such period; and

(iv) if more than 50% of the common shares held by independent shareholders are tendered to the bid, the offeror must extend the bid for 10 days to allow holders of common shares who did not tender initially to take advantage of the bid if they so choose.

Waiver

The board of directors, acting in good faith may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event (an “Exempt Acquisition”) where the takeover bid is made by a takeover bid circular to all holders of common shares. Where the board exercises the waiver power for one takeover bid, the waiver will also apply to any other takeover bid for the Company made by a takeover bid circular to all holders of common shares prior to the expiry of any other bid for which the Rights Plan has been waived.

Redemption

The board of directors with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy, at a meeting duly called for that purpose, may redeem the Rights at $0.001 per common share. Rights may also be redeemed by the board without such approval following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendment

The board of directors may amend the Rights Plan with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The directors without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the shareholders (or holders of Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

Board of Directors

The Rights Plan will not detract from or lessen the duty of the board to act honestly and in good faith with a view to the best interests of the Company. The board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemptions for Investment Advisors

Investment advisors (for fully managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the common shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a takeover bid.

Recommendation of the Board

The board of directors has approved the Rights Plan. The Rights Plan must also be approved by a majority of shares voted at the Meeting. The board of directors recommends that you vote in favor of the Rights Plan Resolution set out in Schedule “C”.

STOCK OPTION PLAN

Option Plan Overview

Our Option Plan provides for the grant of incentive stock options to our employees. The Option Plan was initially adopted by our board of directors in October 1995, and subsequently approved by our shareholders at the annual meeting in January 1996. The purposes of the Option Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to our employees and to promote the success of our business. Initially, 4,000,000 common shares were reserved for issuance under the Option Plan. In May 1999, the number of common shares reserved under the Option Plan was increased to 8,000,000 as the result of a 2 for 1 stock split. Certain minor amendments to the Option Plan were made by our board of directors in November 1999 in connection with the listing of Creo’s common shares on The Toronto Stock Exchange (“TSX”). Additional amendments to the Option Plan were approved at our 2000 annual general meeting of shareholders, increasing the maximum number of common shares that may be granted under the Plan to 12,000,000. The purpose of the additional reservation was to recognize the substantial increase in the number of employees eligible for grants of options under the Option Plan as a result of the acquisition of the prepress operations of Scitex.

The Option Plan is administered by our board of directors, which acts on the recommendation of our CNG Committee. Options may be awarded both as a form of compensation and as an incentive. Our board determines the terms of options granted under the Option Plan, including the number of common shares that may be purchased, the exercise price and method of payment, and vesting schedules. The term of options may not exceed ten (10) years. Our practice to date has been to grant options with five-year terms. Under the Option Plan (as amended in 2000), the exercise price of any options must be no less than the ten (10) day weighted average of the closing price of the common shares on NASDAQ stock exchange as of the date of the grant.

Our board of directors, on the recommendation of the CNG Committee, fixes a global allocation of options to be made available for distribution to Creo employees under the Option Plan. In fixing the global number, account is taken of, among other factors, our financial performance in the immediately preceding fiscal year for senior management, the level of awards in comparable corporations, overall compensation levels, and potential dilution to our shareholders. The global allocation is determined in the first calendar quarter of each year, and the options allocated are generally granted to individual employees in April. The actual number of options granted to any individual employee is determined by our senior management team, in conjunction with the employees’ team leads and human resources personnel and is based in part upon the results of the Creo-wide peer review. Amos Michelson, our chief executive officer; Mark Dance, our chief financial officer and chief operating officer; and Judi Hess, president of graphic arts determine the number of options granted to our senior management team. The exercise price of the options awarded is no less than to the fair market value of Creo common shares on the date of grant. Our general practise is to grant (net of cancellations) options equivalent to approximately 4.5% of the outstanding shares.

Grants in Last Fiscal Year

As of the Record Date, 8,471,220 options have been granted and are outstanding under the Option Plan to purchase common shares, at prices ranging between $5.25 and $32.97. These options expire on various dates between January 4, 2004 and January 1, 2008. Of the outstanding options, 5,540,389 are fully vested. The remaining options vest at various rates over a maximum period of five (5) years. As at September 30, 2002, 1,904,864 options remained available for future grant under the Plan.

For additional information regarding the Option Plan please refer to the Company’s Annual Financial Statements, note 11(c).

Peer Review Grant

Our stock option compensation program is broad-based, with every permanent employee of Creo receiving options annually in conjunction with the Company-wide peer review.

In summer 2002, 1,729,728 stock options were granted to employees as part of the annual grant. Approximately 88% were granted on July 2, 2002 at $10.26 US, 11% were granted on July 19, 2002 at prices between $9.18 and $9.72 US, and 1% on September 16, 2002 at $6.55 US. An additional 247,729 were granted to the senior executive officers (consisting of Amos Michelson, chief executive officer, Dan Gelbart, president and chief technology officer, Mark Dance chief financial officer and chief operating officer and Judi Hess, president of graphic arts) on July 2, 2002 at $10.26 US.

The average annual option grant in 2002 (not including options received as part of the salary restructuring or option exchange program) was 504 options. In total, approximately 80% of the options went to employees other than senior management. These options vest over three (3) years, with 50% vesting after one year and then 25% vest annually thereafter.

Compensation Adjustment

As part of the our overall cost savings initiatives, our employees agreed to reduce their cash compensation for calendar year 2002 in return for an equivalent value of options under the Option Plan using the Black Scholes method for valuing options. Overall employee compensation, including salaries and benefits were reduced by approximately 10%, for which 2,038,373 stock options were granted. Approximately 90% were granted on July 2, 2002 at $10.26 US, 10% were granted on July 19, 2002 at prices between $9.18 and $9.72 US, and a small number on September 16, 2002 at $6.55 US. An additional 15,639 stock options were granted to the senior executive officers on July 2, 2002 at $10.26 US in return for their second 10% cash compensation reduction. These options vest 50% at time of grant and 8.33% per month thereafter.

Exchange Program

In 2001, we announced an employee stock option restructuring program. Option holders were given the opportunity to surrender their unvested options for cancellation and to surrender their vested options at various exchange ratios for new options to be issued and priced in July 2002. The election period for all option holders around the world, except in Europe, ended on January 1, 2002. The election period for option holders in Europe extends in different countries to various dates in late January 2002. Pursuant to the option exchange program, 5,100,902 options were surrendered for cancellation and in exchange Creo issued 1,508,440 options. Approximately 91% were granted on July 2, 2002 at $10.26 US, 8% were granted on July 19, 2002 at prices between $9.18 and $9.72 US, and 1% on September 16, 2002 at $6.55 US. These options vested immediately. This represented approximately a 76% participation rate for option holders that were eligible for the exchange program. Insiders, including directors, senior executive officers and senior management, of Creo were not entitled to participate in the stock option restructuring program.

New Hires

In addition, from time to time, our board of directors approves the issuance of options for new hires.

Summary of Option Grants in Fiscal 2002

	Granted	Cancelled

Stock option exchange program	1,508,440	5,100,902
Compensation reduction	2,038,373	N/A
Annual grant (general employee pool)	1,729,728	N/A
Senior executive (annual grant and compensation reduction)	263,368	N/A
Directors (independent)	120,207	N/A
Other (including new hires and restructuring)	389,369	955,487
Total	6,049,485	6,056,389

EXECUTIVE COMPENSATION

During the fiscal year ended September 30, 2002 the aggregate cash compensation paid or payable to our directors and named executive officers was $1,439,333.

The following table sets out compensation information for the fiscal years ended September 30, 2002, September 30, 2001 and September 30, 2000 for our chief executive officer and the four (4) other most highly compensated executive officers serving as such at September 30, 2002 (the “named executive officers”). The annual compensation presented excludes perquisites and other personal benefits because these benefits did not exceed 10% of the total annual salary and bonus for any of the named executive officers.

Summary Compensation Table

	Annual Compensation(1)				Long-Term Compensation

				Other Annual	Securities Under
Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Compensation	Options Granted(#)

Amos Michelson	2002	$155,880	—	—	133,349
Chief Executive Officer	2001	176,730	315,119	—	118,647
	2000	162,821	365,220	—	—
	2000	117,953	—	—	74,653

Alon Lumbroso(2)	2002	341,927	—	—	20,849
Managing Director, Creo Europe, S.A.	2001	351,263	—	—	45,329
	2000	129,000	20,290	—	15,374

Larry Letteney	2002	307,688	—	—	24,682
President, Creo America, Inc.	2001	317,407	—	—	13,800
	2000	156,676	25,333	—	61,139

Garron Helman(3)	2002	285,640	—	—	25,395
President, Creo Asia Pacific Ltd.	2001	137,744	—	—	928
	2000	—	—	—	8,925

Mark Dance(4)	2002	258,198	—	—	25,547
Chief Financial Officer & Chief Operating Officer	2001	212,382	—	—	17,110
	2000	117,953	—	—	74,653

(1)	Cash compensation for fiscal 2002 includes two 10% reductions implemented in calendar 2002 over calendar 2001 salary levels for senior management.
(2)	For the purpose of determining the Annual Compensation for the named executive officers that were formerly employed by Scitex, compensation data was available only for the period since April 4, 2000.
(3)	Mr. Helman was a commissioned sales person in fiscal 2000.
(4)	Similar to the rest of senior management, Mr. Dance’s cash compensation was not increased in fiscal 2002 and was also subject to the two 10% reductions. Mr. Dance’s total compensation was also reduced in 2001, although the cash component of the compensation did increase.

Option Grants in 2002 Fiscal Year to Named Executive Officers

Our named executive officers who were granted options during fiscal 2002 are as follows:

					Market Value of
					Common Shares
	Securities		% of Total		Underlying
	Under		Options Granted	Exercise	Options at the
	Options		to Employees in	Price	Date of
Name	Granted (#)		Fiscal Year	(US$/Share)	Grant (US$/Share)	Expiration Date

Amos Michelson	1,431		0.0237	19.19	10.25	9 Oct. 2006
	14,064		0.2325	10.26	9.67	2 Jul. 2007
	6,935	(1)	0.1146	10.26	9.67	2 Jul. 2007
	110,919	(2)	1.8335	10.26	9.67	2 Jul. 2007
Total	133,349		2.2043
Alon Lumbroso	5,374	(1)	0.0888	9.72	8.85	19 Jul. 2007
	15,475	(2)	0.3104	9.72	8.85	19 Jul. 2007
Total	20,849		0.3446
Larry Letteney	4,702	(1)	0.0777	10.26	9.67	2 Jul. 2007
	19,980	(2)	0.3303	10.26	9.67	2 Jul. 2007
Total	24,682		0.4080
Garron Helman	4,843		0.0801	8.78	10.10	1 Nov. 2006
	13,253	(2)	0.2191	13.33	9.67	2 Jan. 2007
	3,558		0.0588	13.33	9.67	2 Jan. 2007
	3,741	(2)	0.0618	10.26	9.67	2 Jul. 07
Total	25,395		0.4198
Mark Dance	3,176	(1)	0.0525	10.26	9.67	2 Jul. 2007
	22,371	(2)	0.3698	10.26	9.67	2 Jul. 2007
Total	25,547		0.4223

(1)	Options were granted as part of the salary reduction program and vest 50% at date of grant and 8.33% or 1/12 every month thereafter.

(2)	Options vest 50% one year from date of grant and then 25% per year thereafter.

Aggregated Options Exercised During 2002 Fiscal Year and Fiscal Year-End Option Values

Value of Unexercised
			Unexercised Options at	In-the-Money Options at
	Securities Acquired	Aggregate Value	September 30, 2002	September 30, 2002($) (1)
Name	on Exercise	Realized	(exercisable/unexercisable)	(exercisable/unexercisable)

Amos Michelson	Nil	Nil	138,760/113,236	Nil
Alon Lumbroso	Nil	Nil	38,938/42,614	Nil
Larry Letteney	Nil	Nil	46,524/47,951	Nil
Garron Helman	Nil	Nil	9,871/27,855	Nil
Mark Dance	35,569	338,195	40,418/76,892	Nil

(1)	Based on the closing price of the common shares on the NASDAQ National Market on the last trading day of the fiscal year, being $5.01(US).

Report on Executive Compensation

The members of our CNG Committee of Creo’s board of directors during the fiscal year ended September 30, 2002 were Messrs. Yeoshua Agassi, Kenneth Spencer, Morgan Sturdy and Charles Young. All of the members of the CNG Committee were unrelated non-management directors within the meaning of the guidelines on corporate governance of the TSX.

The CNG Committee has overall responsibility for the terms of employment (including compensation arrangements) of senior executives and succession planning. The CNG Committee is also responsible for making recommendations with respect to director nominees and awards under our Amended and Restated Option Plan. The CNG Committee met three (3) times during fiscal 2002.

Below is our CNG Committee’s report on executive compensation in respect of fiscal 2002.

Compensation Philosophy

Creo’s goal is to create value for our shareholders. Compensation for our senior executive officers is, accordingly, designed to reflect the following considerations: to provide a strong incentive to management to achieve Creo’s goals each year; to ensure that the interests of management and of our shareholders are aligned; and to enable us to attract, retain and motivate the quality of people necessary to our business in the light of competition for qualified personnel. Our approach to compensation for senior executives and other employees is designed to recognize both corporate and individual performance, and the fact that competition for highly skilled employees is both intense and not limited by national boundaries.

The compensation paid to senior executives generally consists of base salary and stock option allocations. Our compensation policy reflects a belief that a significant portion of total compensation for our senior executives should be “at risk” in the form of stock options, so as to create a strong incentive to build shareholder value. The CNG Committee oversees and sets the general guidelines and principles for the compensation packages for senior management (principally members of Creo’s Corporate Steering Committee and includes all of the named executive officers), including general terms of employment and the amount of compensation that is required to remain at risk (primarily in the form of employee stock options). As well, the CNG Committee assesses the individual performance of our senior executive officers and makes recommendations to the board. The board then sets the compensation of our senior executive officers based on this recommendation. This year the CNG Committee assessed and in turn the board set the compensation for the chief executive officer (Mr. Amos Michelson), the president and chief technology officer (Mr. Dan Gelbart), the chief financial officer and chief operating officer (Mr. Mark Dance) and the president of graphic arts (Ms. Judi Hess) and are referred to in their report as the senior executive officers.

Compensation for our senior executive officers is determined by comparing individual responsibilities, performance and the results achieved by Creo with comparable market data to determine fair to market compensation. In assessing individual performance, factors such as peer review performance, innovation, achieving corporate goals and overall contribution to our success are considered. Achieving corporate goals is assessed in relation to Creo’s general success and achieving revenue growth, expense management, profitability and other business metrics. A formula is not employed, nor is specific predefined objectives used to calculate individual performance; rather the CNG Committee assesses all of these factors to develop an overall view on the performance of our senior executive officers.

The individual assessments are then compared to market information for comparable Canadian high tech companies to determine the appropriate base salary and total compensation. Our primary source of comparative market data is from several third-party market surveys of salary compensation for Canadian high tech companies. Segmented data matching the size (mainly segmented by revenue), level of complexity and scope of operations of the organization matching Creo’s profile is the primary benchmark data used. Particular positions are then further segmented into quartile performance categories. The assessed performance is then matched to the market data to determine appropriate base salary and total salary levels. As a secondary source of information and as a feed back loop for the survey data to determine what is “fair to market”, reference is made to executive compensation that is publicly reported by companies that we consider peers regionally and nationally including, among others, PMC-Sierra Inc., Ballard Power Systems Inc., QLT Inc., and ATI Technologies Inc.

The difference between base salary and the target total compensation for our senior executive officers is provided by a grant of employee stock options of the same value using the Black Scholes valuation methodology (using the same Black Scholes valuation variables as disclosed in the notes to our annual financial statements, or approximately 51% of the previous day’s closing price). Finally, our senior executives can tailor his or her compensation by electing to take more or less cash compensation for an equivalent value of employee stock options (again using Black Scholes to establish the value of the stock options) up to preset parameters which assure that 40%-50% of the compensation for the senior executive officers remains at risk in the form of stock options. A similar process is then used to set the base salary and total compensation of senior management by our senior executive officers while ensuring that at least 30% of total compensation remains at risk.

Base Salary

Based on the recommendations of the CNG Committee founded on the above process, a base salary and target total compensation is set for each of our senior executive officers. For the 2002 fiscal year, our senior executive officers that are also named executive officers were paid $114,078 base salary.

Stock Options

Senior management, including our named executive officers, are eligible to participate in the Amended and Restated Option Plan. During fiscal 2002, Messrs. Michelson, Gelbart and Dance and Ms. Hess were awarded 133,349, 91,542, 25,547 and 29,856 options respectively.

Submitted by the Compensation, Nominating and Corporate Governance Committee of the Board of Directors:

Yeoshua Agassi Kenneth Spencer Morgan Sturdy Charles Young

Performance Graphs

The following graphs compare the cumulative shareholder return on $100 invested in Creo’s common shares in the period from August 5, 1999, the date of our initial public offering, to December 31, 2002, with the total cumulative return of (i) the TSX / S&P Composite Index and (ii) the NASDAQ Total Return Index, for the same periods (assuming reinvestment of all dividends).

CORPORATE GOVERNANCE

Statement on Corporate Governance Practices

Creo is committed to high corporate governance standards. The TSX requires listed companies to disclose their corporate governance practices with reference to a set of guidelines for effective corporate governance recommended in the final report of The Toronto Stock Exchange Committee on Corporate Governance in Canada (the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. Schedule “D” to this circular set out the principal components of the Guidelines, and indicates the extent to which we comply with them. As well, there have been recent changes and evolving standards regarding corporate governance practices in the U.S., notably with changes introduced under the Sarbanes-Oxley Act.

Beginning in January 2004, any foreign company listed on the NASDAQ Stock Market (“NASDAQ”) will be required to report any exemptions from NASDAQ listing requirements or nonconformance with corporate governance requirements. Upon adoption of our new by-laws at the Meeting that change the shareholder quorum requirements from 20% to 33 1/3%, we will be in conformance with the aforementioned requirements.

Mandate of the Board and the Board’s Expectations for Management

The charter of our board of directors is attached to this management information circular as Schedule “E”, setting out the mandate of our board of directors in detail. Under the CBCA, the directors are required to manage Creo’s business and affairs, and in doing so to act honestly and in good faith with a view to the best interests of the corporation. In addition, each director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In discharging this responsibility, our board of directors oversees and monitors significant corporate plans and strategic initiatives. Our board’s strategic management process consists of an annual review of our business plan and budget, and quarterly reviews of and discussions with management relating to strategic and budgetary issues. Our board reviews the principal risks inherent in Creo’s business, including financial risks, and assesses the systems established to manage those risks. Directly and through its Audit Committee, our board also assesses the integrity of our internal financial control and management information systems.

In addition to those matters that must, by law, be approved by our board, our board is required to approve annual operating and capital budgets; any material dispositions, acquisitions and investments outside of the ordinary course of business or not provided for in the approved budgets; long-term strategy; organizational development plans; and the appointment of senior executive officers.

Our board expects management to focus on enhancing shareholder value by formulating and refining our corporate mission, securing the commitment of Creo employees to that mission, developing strategies consistent with the corporate mission and formulating programs and procedures for their implementation. Creo management is expected to provide effective leadership in all aspects of Creo’s activities, to maintain our corporate culture and motivate our employees, and to communicate effectively with employees, customers and other industry participants. Our board also expects management to provide the directors on a timely basis with information concerning our business and affairs, including financial and operating information and information concerning industry developments as they occur, all with a view to enabling our board to discharge its stewardship obligations effectively.

Our board holds regular quarterly meetings. Between the quarterly meetings, our board meets as required, generally by means of telephone conferencing facilities. As part of the quarterly meetings, the independent directors also meet separate from management. Our management also communicates informally with members of the board on a regular basis, and solicits the advice of board members on matters falling within their special knowledge or experience.

Composition of the Board

At the last annual general meeting of shareholders held on February 20, 2002, Creo shareholders elected eight directors. Of these directors, six were “unrelated” within the meaning of the Guidelines — that is, they were independent of management and free from any interest and any business or other relationship with us which could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the corporation, other than interests arising from shareholdings. Two directors, Amos Michelson, Creo’s chief executive officer, and Mark Dance, chief financial officer and chief operating officer (then president and chief operating officer of Creo’s graphic arts division), were “related” within the meaning of the Guidelines by reason of their employment by the Company. Mr. Yeoshua Agassi is considered unrelated under the Guidelines but is not considered independent under the NASDAQ guidelines for independence by reason of his association with Scitex which holds more than 5% of Creo’s outstanding common shares. Accordingly, a majority of the board of directors being five directors are considered independent under the NASDAQ guidelines. Mr. John McFarlane, the new director nominee, will be considered an unrelated and independent director, bringing our total of independent directors to six.

We do not have a “significant shareholder” within the meaning of the Guidelines — that is, a shareholder with the ability to cast a majority of the votes for the election of directors.

Board Committees

Our board of directors has established two committees:

Audit Committee

During fiscal 2002, Creo’s Audit Committee updated their charter that establishes the membership requirements for, and general functions, authority, role and responsibilities of, the Committee, the Audit Committee Charter is attached hereto as Schedule “E”. Our Audit Committee is currently composed of three (3) independent directors, Messrs. Brengel, Francis and Young, all of whom meet current independence, financial literacy and experience requirements of NASDAQ, the TSX and other pertinent regulatory authorities. Creo’s Audit Committee is responsible for, among other matters;

(i)	ultimately responsible for the appointment of the independent auditor and setting the independent auditor’s remuneration;

(ii)	satisfying themselves as to independence of the independent auditor;

(iii)	reviewing and making recommendations as to our board of directors as to the annual audit of our financial statements and internal accounting practices and policies;

(iv)	reviewing our annual and interim financial statements and any public disclosure documents containing financial information prior to its release;

(v)	assessing risk areas and policies to manage risk, including, without limitation, financial and business risk, environmental risk and insurance coverage; and

(vi)	reviewing and, if appropriate, approving changes to our corporate treasury policy.

Creo’s Audit Committee met six (6) times during fiscal 2002 and will meet on at least a quarterly basis during fiscal 2003.

Compensation, Nominating and Corporate Governance Committee

Creo’s CNG Committee consists of four (4) unrelated directors: Messrs. Agassi, Spencer, Sturdy and Young. The charter of the CNG Committee is set out in Schedule “E” hereto. Our CNG Committee is responsible for, among other matters:

(i)	reviewing the composition and governance of Creo’s board of directors, assess the effectiveness of our board as a whole and the contribution made by each of our directors, and making recommendations for the appointment or election of directors and the orientation of new directors;

(ii)	reviewing and making recommendations concerning the membership and the powers, mandates and performance of committees of our board;

(iii)	reviewing and making recommendations to our board for ways of maintaining an effective working relationship between our board and management; and

(iv)	reviewing and making recommendations to our board concerning compensation policies for us generally and senior management, making specific compensation recommendations for our senior executives and overseeing our Amended and Restated Option Plan including any grants thereunder.

The chair of our board is responsible for overseeing the effective operation of our board. Our board is relatively small in size, and a majority of the members have been directors or observers at board meetings for a number of years and, accordingly, are fully familiar with Creo’s operations. New directors are provided with orientation sessions to brief them on our business, and there is ongoing education of all the directors in our business, industry developments and technological changes. Our CNG Committee employs both formal self-assessment and informal processes for assessing ongoing performance, and considers those processes effective. Among the formal assessment processes are regular unrelated director meetings and independent director meetings in the absence of management and annual director self-assessment questionnaires that consider our board’s effectiveness in meeting their mandate set out in its Charter.

The CNG Committee met three (3) times during fiscal 2002.

Auditor Independence

Creo’s Audit Committee is satisfied with our independent auditor and is free from conflicts of interest that could impair their objectivity in conducting the audit of Creo. The Audit Committee is required to approve all non-audit related services performed by our independent auditor, and our auditor is not permitted to perform services for us prohibited for an independent auditor under applicable Canadian and United States regulations including the Sarbanes-Oxley Act. In the 2002 fiscal year, the fees paid to the auditor were as follows:

Audit fees:	$885,000
Non-audit related fees:	$500,000

Total fees:	$1,385,000

Code of Conduct

We have adopted a Code of Conduct that formalizes and codifies existing policies and guidelines and is attached as Schedule “F”. The Code of Conduct applies to all of our directors, officers and employees and is reviewed and approved by our board of directors annually. The Code of Conduct sets out our guiding principles and provides we will act ethically and in compliance with legal requirements in all jurisdictions where we operate. The Code of Conduct also incorporates our disclosure policy for communicating material information with the investment community and our shareholders, and sets out our policies on conflicts of interest and insider trading or tipping among other things.

Indemnification of Directors and Officers and Insurance

Our by-laws provide that we will indemnify any of our directors, former directors, officers and former officers, and certain other persons in similar positions against all costs reasonably incurred by them in any civil, criminal or administrative proceeding to which they are or may be made a party by reason of being or having been a director or officer or person in a similar position of Creo or our subsidiaries or by reason of serving in a similar capacity with other entities at the Company’s request. The indemnity covers amounts paid to settle actions or to satisfy judgments, but may only be paid if the person claiming the indemnity has acted honestly and in good faith with a view to our best interests and, in the case of a criminal or civil proceeding, if the person had reasonable grounds for believing that his or her conduct was lawful. Payment of any indemnity in connection with an action brought by or on behalf of us requires prior court approval. We have also entered into indemnification agreements with each of our directors and officers.

We have purchased insurance for the benefit of our directors and officers against liability incurred by them as directors and officers, subject to certain limitations contained in the CBCA and as outlined in our insurance policy. For fiscal 2002, our policy provides coverage to directors and officers in the aggregate amount of $50,000,000, subject to a deductible of $100,000 per occurrence other than securities claims, and $200,000 per securities claim. The total premium charged for this insurance during fiscal 2002 was $219,428 and was paid by Creo. For fiscal 2003, the policy provides coverage to our directors and officers in the aggregate amount of $50,000,000, subject to a deductible of $250,000 per occurrence other than securities claims, and $500,000 per securities claim. The total premium charged for this insurance for fiscal 2003 is $557,375, and this amount is paid by us.

Shareholder Feedback

The chief financial officer and the corporate relations group are responsible for investor relations functions. Inquiries from shareholders and investment analysts are promptly responded to by these individuals or, when appropriate, by other Creo executives.

EXCHANGE RATE INFORMATION

In this circular, except where otherwise indicated, all dollar amounts are expressed in U.S. dollars. The following table sets forth, for each period indicated, the high and low exchange rates for U.S. dollars expressed in Canadian dollars, based on the indicated Bank of Canada noon buying rate (the “Noon Buying Rate”), the average of such exchange rates during such period, and the exchange rate at the end of such period:

	Year Ended September 30

	2000	2001	2002

High	1.4978	1.5793	1.6132
Low	1.4433	1.4936	1.5110
Average	1.4689	1.5357	1.5730
Rate at period end	1.5035	1.5785	1.5858

On January 10, 2003, the Noon Buying Rate was U.S. $1.00=Canadian $1.5500

FINANCIAL STATEMENTS

Our consolidated financial statements for the fiscal year ended September 30, 2002, together with the auditors’ report on these statements form part of our annual report, which accompanies this circular. The financial statements will also be incorporated into our Annual Information Form for filing with Canadian securities regulators and also be incorporated into our Form 40-F to be filed with the SEC. The financial statements contained in the Form 40-F will be certified by the chief executive officer and the chief financial officer under both section 302 and section 906 of the Sarbanes-Oxley Act.

OTHER BUSINESS

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to any amendments to the matters set forth in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting.

Our board of directors is not aware of any matters to be presented for action at the Meeting other than those specifically referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying form of proxy to vote on such matters in accordance with their best judgement.

On any ballot that may be called for at the Meeting, all common shares in respect of which the persons named in the accompanying form or forms of proxy have been appointed to act will be voted or withheld from voting in accordance with the specification of the holder of common shares signing the proxy or proxies. If no such specification is made, then the shares represented by the applicable proxy will be voted as stated above.

GENERAL

The board of directors of Creo has approved the contents and the sending of this circular.

Dated at Burnaby, British Columbia this 10th day of January 2003.

Paul Kacir
Corporate Secretary

SCHEDULE “A”

RESOLUTION AMENDING ARTICLES OF INCORPORATION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.  Creo be and is hereby authorized and directed to apply for a Certificate of Amendment under section 173 (1) (o) of the Canada Business Corporations Act to amend Item 7 of the Articles of Incorporation of Creo to add the following provision:

“Subject to the maximum number of directors authorized pursuant to the Articles of the Corporation, in addition to filling vacancies as permitted by law, the board of directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors so appointed shall not at any time exceed one-third of the number of directors elected at the previous annual meeting of shareholders.”

2.  Any director or officer of Creo be and is hereby to do all such acts and execute all such documents as may be necessary or advisable to give effect to the foregoing.

A - 1

SCHEDULE “B”

RESOLUTION ADOPTING NEW BY-LAWS

BE IT RESOLVED THAT:

1.  By-law 3 of the Company, as described in the management information circular and as adopted by the board on November 13, 2002, be and is hereby approved:

2.  Any director or officer of the Company be and is hereby authorized to do all such acts and execute all such documents as may be necessary or advisable to give effect to this resolution.

B - 1

SCHEDULE “C”

RESOLUTION APPROVING SHAREHOLDER RIGHTS PLAN

BE IT RESOLVED THAT:

1.  The Shareholder Rights Plan under the Shareholder Rights Plan Agreement between the Company and Computershare Trust Company of Canada, as Rights Agent, adopted by the board on November 13, 2002 and as described in the management information circular, be and is hereby approved.

2.  Any director or officer of the Company be and is hereby authorized to do all such acts and execute all such documents as may be necessary or advisable to give effect to this resolution.

C - 1

SCHEDULE “D”

TORONTO STOCK EXCHANGE CORPORATE GOVERNANCE GUIDELINES

TSX Guidelines		Does Creo Comply?	Comments

1.	The board should explicitly assume responsibility for stewardship of the corporation, and specifically for:

	(a) adoption of a strategic planning process	Yes	The board maintains oversight of management’s strategic planning initiatives through approval of the five year strategic plan together with annual and quarterly budgetary reviews and approvals. Extraordinary initiatives not provided for in the approved budget require separate board approval.

	(b) identifying the principal risks of Creo’s business and implementing risk management systems	Yes	The board and the committees receive quarterly progress and financial reports from management on key risks of the Company, with detailed reviews of different risk areas rotated through each quarterly meeting in both the general board meetings and the Audit Committee meetings.

	(c) succession planning and monitoring senior management	Yes	The mandate of the board’s Compensation, Nominating and Corporate Governance Committee includes succession planning and monitoring the performance of senior management.

	(d) communications policy	Yes	The board periodically reviews the arrangements initiated by management, under the general supervision of the chief financial officer, to ensure effective communication with its stakeholders and the public. The board has also approved the Disclosure Policy which is attached hereto along with the Code of Conduct in Schedule “F” which is intended to comply with applicable Canadian and US continuous disclosure requirements.

	(e) integrity of internal control and management information systems	Yes	The board’s Audit Committee reviews compliance with financial reporting obligations, applicable accounting principles and appropriate internal controls. It meets with Creo’s external auditors at least once in each fiscal quarter, reviews interim results, and reports to the board.

2.	Majority of directors should be “unrelated”	Yes	Directors during fiscal 2002:

Yeoshua Agassi — Unrelated but not independent

Douglas Brengel — Unrelated and independent

Mark Dance — Related (chief financial officer and chief
operating officer of Creo)

Norman Francis — Unrelated and independent

Amos Michelson — Related (chief executive officer of Creo)

Kenneth A. Spencer — Unrelated and independent

Morgan Sturdy — Unrelated and independent

Charles Young — Unrelated and independent

The determination as to whether a director is related under the Guidelines was reached by a review and analysis of the financial, contractual and other relationships of each director and their associates and affiliates with Creo, and an assessment of the materiality of any such relationships and the effect, if any, on the independence of each individual director. With respect to the unrelated directors, Mr. Agassi’s was not considered related or non-independent under the Guidelines by reason of his association with Scitex which holds approximately 12% of the voting securities. Mr. Spencer has been retired from his former position as CEO of Creo for seven years and has not had any association with the Company other than his role as director, and accordingly is considered independent under NASDAQ requirements. The determination as to whether a director is independent was made in relation to applicable requirements of NASDAQ and US securities regulations. By reason of Mr. Agassi’s association with Scitex which holds more that 5% of Creo’s shares, under the NASDAQ requirements he is not considered independent and accordingly he does not sit on any committee that requires independent directors.

TSX Guidelines		Does Creo Comply?	Comments

3.	Appoint a committee composed exclusively of unrelated, non-management directors responsible for appointment/assessment of directors	Yes	The CNG Committee is responsible for recommending potential new directors and assessing the performance and contribution of directors. All of the current members of the Committee are unrelated, non-management directors.

4.	Implement a process for assessing the effectiveness of the board, its committees and individual directors	Yes	These are all responsibilities entrusted to the CNG Committee. The Committee employs both formal questionnaires and informal assessments on the effectiveness of the board meeting its Charter.

5.	Provide orientation and education programs for new directors	Yes	Creo has a “Directors’ Policy Manual” to assist new and existing board members, and provides ongoing education to directors relating to the businesses that Creo is engaged in.

6.	Consider the size of the board, with a view to improving effectiveness	Yes	The board is specifically mandated to fix its size, subject to shareholders approval. The CNG Committee is charged with the duty of assisting the board in matters pertaining to, among other things, the organization and composition of the board. The board has determined that an appropriate size for Creo’s board, given its current position, is in the range of seven to nine directors.

7.	Review compensation of directors in light of risks and responsibilities	Yes	During fiscal 2002, the independent directors received cash compensation for acting as a director and were eligible to receive, and were granted, stock options. The CNG Committee reviews this policy annually and sets the compensation levels and any option grants.

8.	Committees should generally be composed of non-management directors	Yes	During fiscal 2002, all board committees were composed entirely of non-management directors.

9.	Appoint a committee responsible for approach to corporate governance issues	Yes	The CNG Committee is responsible for developing and monitoring the Creo’s approach to corporate governance issues. In addition, the board of directors as a whole have been actively involved in corporate governance issues.

10.	Define limits to management’s responsibilities by developing mandates for:

	(a) the board	Yes	The board has plenary power and responsibility. Any responsibility that is not delegated to senior management or a board committee remains with the entire board. Terms of reference for the board have been established and are set out in the board charter attached hereto as Schedule “F”

TSX Guidelines		Does Creo Comply?	Comments

	(b) the chief executive officer	Yes	The limits to the authority and the corporate objectives of the chief executive officer are defined by Creo’s annual plan and budget, and by terms of reference established for the position.

11.	Establish structures and procedures to enable the board to function independently of management	Yes	The majority of the board, including the chair, are independent of Creo’s management. The board and its committees meet independently of management regularly. In addition, when appropriate, in camera sessions are held at board meetings in the absence of management.

12.	Establish an Audit Committee with a specifically defined mandate	Yes	The mandate of the Audit Committee, all of whose members are independent and non-management directors, includes monitoring the audit and the preparation of financial statements, reviewing all prospectuses, annual and quarterly reports, annual information forms and other similar documents, and meeting with the outside auditors independently of management, and are ultimately responsible for retaining and remunerating the independent auditor. The Audit Committee updated its Charter, which establishes the membership requirements for, and general functions, authority, role and responsibilities of, the Committee and is attached in Schedule “E”.

13.	Implement a system to enable individual directors to engage outside advisers, at the corporation’s expense	Yes	Individual directors may engage outside advisers at the expense of the corporation, with the approval of a majority of the non-management directors. The board itself and each of the Committees may also engage outside advisers without further approval required.

SCHEDULE “E”

BOARD OF DIRECTORS, AUDIT COMMITTEE,
AND CNG COMMITTEE CHARTERS

THE BOARD OF DIRECTORS CHARTER

The Board of Directors has a statutory duty to oversee the management of the business and affairs of the corporation, and each director has a fiduciary duty to act in the best interest of all of the shareholders of the company. In discharging this duty, every director must act honestly and in good faith, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

This duty entails that the Board of Directors are satisfied that Creo’s senior management will manage the affairs of the company in the best interests of the shareholders, in accordance with Creo’s principles, and that the arrangements made for the management of Creo’s business and affairs are consistent with their duty described above. The Board of Directors has therefore adopted this Charter and associated Terms of Reference that it believes reflect the proper role and responsibilities of the Board and of senior management. The Board is responsible for protecting shareholder interests and ensuring that the incentives of the shareholders and of management are aligned. The obligation of the Board must be performed continuously, and not merely from time to time, and in times of crisis or emergency the Board of Directors may have to assume a more direct role in managing the affairs of the company.

The Roles of the Board of Directors

In performing its fiduciary responsibility to monitor and oversee corporate and management performance to ensure that the best interests of Creo and its shareholders are properly protected and advanced, the Board:

•	reviews and approves Creo’s overall business plan, including approval of the 5 year strategic plan;
•	reviews and approves the annual capital and operating budgets;
•	reviews and approves major deviations from the approved business plan or the capital and operating budgets;
•	reviews major management initiatives outside the scope of approved budgets and the business plan, such as merger and acquisition initiatives, divestitures, significant new joint ventures;
•	monitors the quality of managerial decision making processes as major initiatives are implemented, but without unduly interfering with management’s ability to operate the business effectively;
•	serves as a reservoir of advice, based on their particular backgrounds and experience, to top management; provide broader perspectives;
•	selects the Chief Executive Officer and assess the Chief Executive Officer’s performance;
•	plans for Chief Executive Officer succession;
•	determines (either directly or by delegation to a committee) compensation for the Chief Executive Officer, the President, the Chief Technology Officer, the Chief Financial Officer, the Chief Operating Officer and the President of Graphic Arts;
•	reviews Creo’s incentive compensation plans;
•	approves the issuance of any securities of the company;
•	approves the incurrence of any debt by the company outside the ordinary course of business;
•	determines the composition, structure, processes, and characteristics of the Board of Directors, including such issues as size, term-limits, mandatory retirement, establishing limits to the number of other directorships that members of the Board of Directors may hold, the number, composition and terms of reference of committees of the Board;
•	nominates the candidates for the Board of Directors based on recommendations from the Compensation, Nominating and Corporate Governance Committee to be approved by the shareholders;
•	monitors the ethical conduct of Creo and ensure that it complies with applicable legal and regulatory requirements, such as those of relevant securities commissions and stock exchanges;
•	regularly reviews and approves a Code of Conduct and a Communications/Disclosure Policy for the company, applicable to all directors, officers and employees of the company;
•	ensures that the directors that are independent meet regularly;
•	approves the annual financial statements and quarterly financial statements, including the Management Discussion & Analysis;

•	reviews any materials reporting on our financial performance or providing guidance on future results to our shareholders and satisfy themselves that the disclosure accurately and fairly reflects the state of affairs of the company and is in accordance with generally accepted accounting procedures, including quarterly results press releases, any guidance provided by the company on future results, company information circulars, annual information forms, annual reports, offering memorandums and prospectuses;
•	approves by a special committee of the Board any material transactions with a related party, and such committee shall be composed only of independent directors and directors unrelated to the parties involved in the proposed transaction;
•	exercises direct control during periods of crisis; and
•	conducts regularly self-assessments of their effectiveness in meeting this Charter and the associated Terms of Reference, and assesses the adequacy of the Charter and Terms of Reference.

Organization of the Board of Directors

Size:	Creo’s Articles of Incorporation limit the size of the Board of Directors to nine. Of these, 25% must be resident Canadians

Independence:	A majority of the Board of Directors shall be independent. The Board will satisfy itself as to the independence of its members in accordance with applicable guidelines, and namely an independent director:
	•	Does not accept any compensation from the company other than compensation for being a director or member of any committees of the Board, and
	•	Is not an affiliated person of the company or its subsidiaries (an affiliated person is any person or an officer, director, partner or employee of any entity, which controls directly or indirectly more than 5% of the outstanding voting securities of the company).

Committees:	There are currently two committees of the Board of Directors; each committee has its own charter, approved by the Board of Directors, prescribing its role and mandate:
	•	The Audit Committee, consisting of entirely independent directors; and
	•	The Compensation, Nominating and Corporate Governance Committee, consisting entirely of directors unrelated to management.

AUDIT COMMITTEE CHARTER

I.GENERAL FUNCTIONS, AUTHORITY, AND ROLE

The Audit Committee is a committee of the Board of Directors. Its primary function shall be to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls that management and the Board of Directors have established, and the Company’s audit process.

The Audit Committee shall have the power to conduct or authorize investigations into any matter within the scope of this Audit Committee Charter. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the Audit Committee shall have the authority to retain special legal, accounting, or other consultants to advise it, and may request any officer or employee of the Company, its outside legal counsel or outside auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

The Company’s outside auditor shall be accountable to the Audit Committee and the Board of Directors. The Audit Committee shall have the ultimate authority and responsibility to select, evaluate, and, where appropriate, replace the outside auditor (or to nominate the outside auditor to be proposed for shareholder approval). In the course of fulfilling its specific responsibilities hereunder, the Audit Committee shall strive to maintain an open avenue of communication between the Company’s outside auditor and the Board of Directors.

The responsibilities of a member of the Audit Committee shall be in addition to such member’s duties as a member of the Board of Directors.

The Audit Committee has the duty to determine whether the Company’s financial statements are complete, accurate, are in accordance with generally accepted accounting principles and fairly present the financial position and risks of the organization. They should accomplish this by querying management and the outside auditor. The Audit Committee should, where it deems appropriate, conduct investigations, resolve disagreements, if any, between management and the outside auditor, and assure compliance with laws and regulations and the Company’s own policies or code of conduct. The Audit Committee will provide recommendations and such reports as the Audit Committee deems advisable to the Board of Directors, and taking these recommendations and reports into account the Board of Directors will consider and, if thought advisable, approve the financial statements of the Company.

II.MEMBERSHIP

The membership of the Audit Committee shall consist of at least three members of the Board of Directors who shall serve on behalf of the Board of Directors. These members are to be appointed annually by the Board of Directors and shall meet any current independence, financial literacy and experience requirements of each of The NASDAQ Stock Market, Inc. and The Toronto Stock Exchange or any other regulatory agency as required.

III. RESPONSIBILITIES

The responsibilities of the Audit Committee shall be as follows:

A.General

1.	Meet at least four times per year or more frequently if circumstances or the obligations of the Audit Committee require.

2.	Report Audit Committee actions to the Board of Directors with such recommendations as the Committee may deem appropriate.

3.	Annually review and reassess the adequacy of this charter and submit the recommendation to the Board of Directors for approval.

4.	Perform such functions as may be assigned by law, by the Company’s certificate of incorporation, memorandum, articles or similar constating documents, or by the Board of Directors.

B. Outside Auditor

1.	As necessary, consider with management and the outside auditor the rationale for employing audit firms other than the principal outside auditor.

2.	Recommend to the Board of Directors the outside auditor to be nominated, approve the compensation of the outside auditor, review the performance of the auditor, and, as necessary, review and approve the discharge of the outside auditor.

3.	Confirm with the outside auditor and receive written confirmation at least once per year as to the outside auditor’s internal processes and quality control and disclosure of any investigations or government enquiries, reviews or investigations of the outside auditor.

4.	To approve in advance the hiring of any employees or partners of the outside auditor or persons that were employees or partners of the outside auditor in the last three years to any senior financial position within the company.

5.	Take reasonable steps to confirm the independence of the outside auditor, which shall include:

(a)	Ensuring receipt from the outside auditor a formal written statement delineating all relationships between the outside auditor and the Company, consistent with generally accepted auditing practices,

(b)	Considering and discussing with the outside auditor any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of the outside auditor;

(c)	Approve in advance any non-audit related services provided by the auditor to the Company with a view to ensure independence of the auditor, and in accordance with any applicable regulatory requirements, including the requirements of NASDAQ and The Toronto Stock Exchange with respect to approval of non-audit related services performed by the auditor, and

(d)	As necessary, taking, or recommending that the Board of Directors take, appropriate action to oversee the independence of the outside auditor.

C. Audit and Review Process and Results

1.	Consider, in consultation with the outside auditor, the audit scope and plan of the outside auditor.

2.	Consider and review with the outside auditor the matters required to be discussed by generally accepted auditing practices.

3.	Review and discuss with management and the outside auditor at the completion of the annual examination:

(a)	The Company’s audited financial statements and related notes;
(b)	The outside auditor’s audit of the financial statements and their report thereon;
(c)	Any significant changes required in the outside auditor’s audit plan;
(d)	Any serious difficulties or disputes with management encountered during the course of the audit; and
(e)	Other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.

4.	Review and discuss with management and the outside auditor at the completion of any review engagement or other examination, the Company’s quarterly financial statements.

5.	Review, discuss with management the annual reports, the quarterly reports, the Management Discussion and Analysis, Annual Information Form, prospectus and other disclosures and, if thought advisable, recommend the acceptance of such documents to the Board of Directors for approval.

6.	Review and discuss with management any guidance being provided to shareholders on the expected future results and financial performance of the company and provide their recommendations on such documents to the Board of Directors.

7.	Inquire of management and the outside auditor about the systems of internal controls that management and the Board of Directors have established and the effectiveness of those systems. In addition, inquire of management and the outside auditor about significant financial risks or exposures and the steps management has taken to minimize such risks to the Company.

8.	Inquire of the auditors the quality and acceptability of the Company’s accounting principles, including the clarity of financial disclosure and the degree of conservatism and aggressiveness of the accounting policies and estimates.

9.	Meet with the outside auditor and management in separate executive sessions, as necessary or appropriate, to discuss any matters that the Committee or any of these groups believe should be discussed privately with the Audit Committee.

D. Risk Assessment/Corporate Treasury Policy

1.	Assess risk areas and policies to manage risk including, without limitation, environmental risk, litigations, insurance coverage, regulatory compliance, internal controls and processes and other areas as deemed necessary by the Audit Committee or as determined by the Board of Directors from time to time.

2.	Review and discuss with management, and, if appropriate, recommends to the Board of Directors approval of changes to the Company’s corporate treasury policy.

3.	To ensure that a process is established whereby persons, whether they are employees of the company or the outside auditor or otherwise, can express any concerns about the accuracy, fairness or appropriateness of any financial reports, accounting policies, any public disclosure made by the company or with respect to any other matter that falls within the responsibility of the Audit Committee, can report their concerns directly to the Audit Committee and that such person would be protected from any reprisals for disclosing their concerns to the Audit Committee.

COMPENSATION, NOMINATING AND
CORPORATE GOVERNANCE COMMITTEE CHARTER

The Compensation, Nominating and Corporate Governance Committee, a committee of the Board of Directors of Creo Inc., is primarily responsible for overseeing the compensation provided by the company to senior executives, nominate for approval by the Board of Directors and the shareholders the director nominees, and oversee the corporate governance of the company. This Charter, as adopted by the Committee, sets out the terms under which the Committee believes it can fulfill its mandate.

The Compensation, Nominating and Corporate Governance Committee will:

Committee Membership:

Be comprised of at least three directors, and all members of the committee will be directors unrelated to management.

Be appointed by the Board, and the Committee will chose a member of the Committee to act as Chair, the Chair will not have a second vote in the event of an equality of votes.

Compensation:

Review recommendations for the appointment of persons to senior executive positions;

Consider terms of employment of senior executives, including succession planning and matters of compensation for senior executives, with a view to ensuring that the Corporation is able to recruit, retrain and motivate performance-oriented executives, and that their interests are aligned with the interests of the shareholders;

Recommend awards under the company’s stock option and employee share purchase plans, and the amount of any bonuses to be distributed under any Profit Sharing Plan;

Nominating:

Identify appropriately qualified candidates and make recommendations to the Board of Directors regarding nominees for election or appointment as directors;

In considering nominees to the Board of Directors, the committee will consider:

•	The independence of each nominee,

•	The experience and background of each nominee,

•	Having a balance of skills for the Board and its committees to meet their respective mandates, and

•	The past performance of directors being considered for re-election.

Governance:

Conduct an annual review of the membership of committees of the Board, and periodically to review the powers, mandates and performance of the committees, and to make recommendations to the Board;

Make recommendations to the Board of Directors from time to time for maintaining an effective working relationship between the Board and the management of the Company;

Review the composition, compensation and governance of the Board of Directors, to assess the effectiveness of the Board as a whole and make recommendations for improving such effectiveness, and to review the contribution made by each of the Company’s directors; and

Review and consider developments in corporate governance practices and requirements and make recommendations to the Board of the Directors or any committee of the Board of Directors on changes to corporate governance practices.

SCHEDULE “F”

CODE OF CONDUCT AND DISCLOSURE POLICY

CREO CODE OF CONDUCT

Introduction

Creo maintains the highest standards for personal and corporate behaviour. This Code of Conduct summarizes the principles and policies that we use to guide our conduct. The Code of Conduct applies to everyone in the company, at all times and everywhere that we do business. It will be reviewed annually by the board of directors and supplemented as required from time to time. We believe that good ethics and good business go together naturally to produce the best overall result for the company and its shareholders. Of course, in any situation not covered in these guidelines you should use your best personal judgment — we are all responsible for doing the right thing.
Amos Michelson
Chief Executive Officer

1.	Creo Principles
• We strive to be the best in the world in all that we do.
• We care about our customers, each other, our suppliers, partners and our shareholders.
• We do our absolute best to honor our commitments.
• We believe people are most effective and satisfied when self-managed and we will provide the tools, training and environment for this to occur.
• We strive to always act with integrity and fairness.
2.	Legal Compliance
Creo is committed to comply with the laws and regulations that apply to its business activities.
3.	Conflicts of Interest
We will perform our duties conscientiously and will not put ourselves in a position in which our private interests and those of Creo might be perceived to be in conflict.
4.	Confidentiality
All employees commit to maintaining confidentiality when joining Creo, and have an obligation to maintain the confidentiality of Creo corporate information as a condition of continued employment or association with the company. These obligations continue should an employee leave the company. Internal corporate information must not be disclosed to others outside Creo.
5.	Financial and Business Disclosure
Creo’s disclosure policy applies to all employees, consultants, board of directors and those authorized to speak on Creo’s behalf. It covers material disclosure in all documents and statements communicated in writing, orally, and electronically with analysts, investors and the public. The objective of the disclosure policy is to ensure that public communications about material developments concerning the company are:
• Timely, true, plain and fair disclosure and in accordance with generally accepted accounting principles; and
• Broadly disseminated in accordance with all applicable legal and regulatory requirements.
Material information is any information relating to the business and affairs of the company that might be expected to have a significant influence on a reasonable investor’s investment decisions. Only officers and employees who are authorized spokespersons should respond to inquiries on any material issue.
6.	Inside Information
Information received by employees in the course of business dealings will not be used for personal gain or for any purpose except that for which it is intended. Employees may not trade or tip on inside information.
7.	Gifts
It is essential to efficient business practices that all those who do business with Creo as suppliers, contractors or customers, have access to Creo on equal terms. Employees should not accept entertainment, gifts or benefits that grant or appear to grant preferential treatment to a potential or actual supplier, contractor or customer.
8.	Inventions
All intellectual property, including any patents, inventions, or rights of authorship resulting from the work of Creo employees are the exclusive property of Creo.
9.	Environment, Health and Safety Policy
Creo is committed to the protection of the environment and safe use of all hazardous substances under its stewardship. Creo will work with government and other stakeholders to identify and address issues of environmental concern in all aspects of our operations at our facilities and any environmental concerns in our products. In conducting its operations, Creo will attempt to minimize environmental impact through sound environmental management practices that meet or exceed government standards. In meeting its responsibilities, Creo is committed to
	1.	assessing and evaluating environmental, health and safety risks in connection with its operations on an ongoing basis,
	2.	allocating sufficient resources to ensure continuing compliance with these environmental responsibilities,
	3.	meeting or surpassing all applicable environmental, health and safety regulations,
	4.	establishing internal and external audit and reporting procedures necessary to monitor environmental performance and improve environmental practices, and
	5.	promoting environmental awareness among its employees and communicating its environmental performance to stakeholders as required by law.
10.		Competition
Creo is committed to free and open competition and will compete vigorously, but honestly. Creo will comply with competition and anti-trust laws wherever it carries on business.
11.		Equal Opportunities and Non-Harassment
Creo will recruit and promote employees on the basis of their suitability for the job without discrimination on grounds of race, ethnic origin, religion, nationality, colour, gender, age, marital status, disability unrelated to the task at hand, sexual orientation and political persuasion.
Creo will not tolerate any sexual, physical or mental harassment of employees. Creo believes that all of us have the right to work in an environment that is free from any harassment.
12.		Political Contributions
Employees are encouraged to participate fully as private citizens in the democratic process at any level. However, employees engaging in the political process should do so on their own time, without use of Creo resources and take care to separate their personal activities from their association with Creo.
13.		Community Activities and Charitable Contributions
Creo encourages employees to contribute to their communities through involvement with charitable, community service and professional organizations.
Subject to regional policy, Creo will match employee contributions to registered charities, up to a maximum of 3% of salary per year. Creo will also pay the salary of any employee for one day per year if the time is donated to charitable work. Contributions made directly to religious organizations or political parties are not eligible for matching support.
14.		Internal compliance
We will strive to create and maintain appropriate internal controls to ensure that information that is used in managing our business and disseminated to the public is timely, accurate, complete, and fairly represents the affairs of the company.
15.		Application of the Code
This Code of Conduct applies to all directors, officers and employees of Creo as well as to consultants and other representatives. Creo’s approach to implementing this Code of Conduct will be active, open and ethically sound. Creo will do its utmost to identify local ethical, legal, environmental, employment, and human rights issues and resolve matters consistent with this Code of Conduct.
It is the responsibility of each Creo employee to understand and abide by this Code. Any employee who knows or has reason to believe there are breaches of this Code of Conduct has the responsibility to report such matters promptly to their team leader. We encourage each person to escalate the potential violation whenever appropriate, to team leaders, regional or functional managers, senior managers or directly to a member of the board of directors. Any alleged violation of this Code of Conduct will be promptly and objectively considered and any remedies addressed with an independent committee comprising appropriate persons not connected to any of the allegations, and if necessary human resources personnel and senior officers of the company or our subsidiaries. If the allegations relate to senior executive officers of Creo Inc. or directors of the company, then the matter will be reviewed and addressed by an independent committee of the board of directors consisting of directors that are not involved in the alleged violation of the Code of Conduct.
Creo will ensure that there will be no adverse work-related consequences as a result of an employee bringing complaints of violations of this Code.

CREO DISCLOSURE POLICY

Objective and Scope

This document describes the policies and practices for material disclosure by Creo Inc. and its subsidiaries. The objective of this disclosure policy is to ensure that public communications about material developments concerning the company are:

•	Timely, factual and accurate; and

•	Broadly disseminated in accordance with all applicable legal and regulatory requirements.

This disclosure policy applies to all employees and consultants of Creo, its board of directors and those authorized to speak on its behalf. It covers material disclosure in all documents and statements communicated in writing, orally, and electronically with analysts, investors and the public.

Disclosure Policy Committee

Creo has established a disclosure policy committee responsible for overseeing the company’s disclosure practices. This committee consists of the chief executive officer, chief financial officer, chief operating officer, corporate VP business strategy, general legal counsel, and corporate VP global marketing, and will include other participants as needed. The investor relations team, led by the corporate VP business strategy, will implement the disclosure process.

The disclosure policy committee will determine when developments justify public disclosure, make recommendations on disclosure policy and meet as conditions dictate. It is not the role of this committee to conduct normal investor relations activities.

Annually the disclosure policy committee will review this policy to confirm its accuracy and make updates as required.

Material Information

Material information is any information relating to the business and affairs of the company that results in, or would reasonably be expected to result in a significant change in the market price or value of the company’s securities or that would be reasonably expected to have a significant influence on a reasonable investor’s investment decisions. Examples of developments that may give rise to material information include, but are not limited to, the following:

•	Firm evidence of significant increases or decreases in near-term earnings prospects;

•	Changes in share ownership or management that may affect control of the company;

•	Changes in corporate structure, such as reorganizations, amalgamations, etc.;

•	Major corporate acquisitions or dispositions and take-over or issuer bids;

•	Change in auditors or auditor notification that the issuer may no longer rely on an auditor’s audit report;

•	Public or private sale of additional securities;

•	Entering into or loss of significant contracts, financing or other agreements;

•	Changes in capital investment plans or corporate objectives;

•	Significant litigation;

•	Changes in senior officers; and

•	Major labor disputes or disputes with major contractors or suppliers.

Principles of Disclosure of Material Information

Creo will follow the following basic disclosure principles in order to ensure the fairly and timely access to material information under applicable laws and stock exchange rules:

1.	Timeliness: Material information will be publicly disclosed as soon as possible via news release through an approved news wire service.

2.	Confidentiality: In certain circumstances, the disclosure policy committee may determine that public disclosure would be unduly detrimental to Creo (for example, if release of the information would prejudice negotiations in a corporate transaction). In such circumstances, the committee will file, to the extent it is accepted by relevant regulatory bodies, a confidential material report with the applicable securities regulators and stock exchanges, and will periodically review its decision to keep the information confidential with the presumption that the information will be publicly disclosed as soon as possible.

3.	Completeness: Disclosure must include any and all information the omission of which would make the rest of the disclosure misleading (that is, half truths are misleading).

4.	Consistency: Unfavorable material information must be disclosed as promptly and completely as favorable information.

5.	Breadth of Disclosure: Material information must not be disclosed to selected individuals or groups. If previously undisclosed material information has been inadvertently disclosed to any person, such information must be generally disclosed immediately via news release.

Disclosure Practices

Creo will disseminate both favorable and unfavorable news on a timely basis, except where confidentiality issues require a delay, to ensure that analysts, investors and the public have fair and timely access to all material information.

News releases will be disseminated through an approved news wire service that provides simultaneous distribution. News releases will be transmitted to all stock exchange members, relevant regulatory bodies, and appropriate financial or business media in areas where the company has its headquarters and operations. News releases will be followed up with any applicable material change report filing or other applicable regulatory filings as required.

News releases must not be posted on the company’s web site prior to public dissemination through an approved news wire service, but should be posted on the web site as soon as possible after release over the news wire.

Annual and interim financial results will be publicly released as soon as possible following their approval by the board of directors.

Designated Spokespersons for Communication to the Investment Community

Creo designates a limited number of spokespersons responsible for communication of material information or commenting on material developments. The chief executive officer, chief financial officer, chief operating officer, president of graphic arts, corporate VP business strategy, corporate VP global marketing, and president or managing director in each regional distribution unit shall be the official spokespersons for Creo regarding material announcements. Individuals holding these offices may, from time to time, designate others within Creo to speak on behalf of the company as back-ups or to respond to specific inquiries from the investment community, including financial or business media.

Officers and employees who are not authorized spokespersons should not respond to inquiries on any material issue, unless specifically asked to do so by an authorized spokesperson.

All inquiries from the investment community shall be referred to the investor relations team at IR@creo.com. Accidental disclosure of non-public material information should be reported immediately to any member of the disclosure committee.

Selective Disclosure

The company will not provide non-public material information to analysts, investors or the public. Disclosure of previously undisclosed material information either in individual or group meetings constitutes selective disclosure. If material information is selectively disclosed inadvertently, then the disclosure policy committee must be advised of the inadvertent disclosure and the procedures in this policy will be followed.

Forward-Looking Information

Should Creo elect to disclose projections with respect to future business or other material forward-looking information in continuous disclosure documents, speeches, conference calls, etc., the following guidelines will be observed;

1.	The material forward-looking information will be broadly disseminated via news release, in accordance with this disclosure policy.

2.	The information will be clearly identified as forward-looking.

3.	The company will identify all material assumptions used in the preparation of the forward-looking information.

4.	The information will be accompanied by a safe harbor statement as prescribed in the Private Securities Reform Act of 1995, or other applicable legislation, that either identifies, in very specific terms, the risks and uncertainties that may cause the actual results to differ materially from those projected, or directs persons to publicly available documents (such as a prospectus or other offering document) that contain such risks and uncertainties.

5.	The information will be accompanied by a statement that disclaims the company’s intention or obligation to update or revise the forward-looking information. Notwithstanding this disclaimer, should subsequent events be material, in and of themselves, then that information must be disseminated in accordance with this disclosure policy.

Communication with Financial Analysts and Investors

Creo recognizes that direct communication with financial analysts and significant investors is an important element of the company’s investor relations program. The company may meet with analysts and investors on an individual or small group basis as needed and may initiate contacts or respond to analyst and investor calls in a timely, consistent and accurate fashion in accordance with this disclosure policy.

The company will try to ensure, through its regular public dissemination of quantitative and qualitative information, that analysts’ estimates are consistent with the company’s own expectations and guidance. For the sake of clarity, the company may provide non-material and previously disclosed material information to the analysts and investors.

When the company provides financial guidance to the investment community it will adhere to the following principles:

•	Provide quarterly financial guidance via conference calls and news releases and do not update until the next quarter, except for material changes; and

•	Provide only non-material and previously disclosed material information through individual and group meetings. The company must not alter the materiality of information by breaking down the information into smaller, non-material components.

Creo may, upon request, review analysts’ draft research reports for the purpose of pointing out errors in fact based on publicly disclosed information. The company will limit its comments to non-material or public information.

Disclosure Record

The investor relations team will maintain a seven-year file containing all public information about Creo, including continuous disclosure documents, news releases, analysts’ reports, and transcripts of conference calls.

Communication and Enforcement

This disclosure policy extends to all employees of the company, its board of directors and authorized spokespersons and should be considered with Creo’s Statement of Confidentiality and Trading Restrictions. New directors, officers and employees will be provided with a copy of this disclosure policy and will be educated about its importance. This disclosure policy will be posted the company’s intranet for access by all employees and distributed to each employee in the company’s orientation package.

Any employee who violates this disclosure policy may face disciplinary action up to and including termination of his or her employment with the company without notice. The violation of this disclosure policy may also violate certain securities laws. If it appears that an employee may have violated such securities laws, the company may refer the matter to the appropriate regulatory authorities, which could lead to penalties, fines or imprisonment.